EXHIBIT 1
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For Immediate Release                                                1 July 2004


                              WPP GROUP PLC ("WPP")


WPP confirms that with effect from 28th June 2004, Mr Michael Jordan has retired from the WPP Board due to the demands of his role as Executive Chairman and CEO of EDS.


For further information, please contact:

Feona McEwan, WPP
Tel:  44-20 7408 2204
www.wpp.com


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